October 5, 2010

Daniel Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Washington Real Estate Investment Trust

Schedule TO-I

Filed September 23, 2010

File No. 005-78081

Dear Mr. Duchovny:

This letter is being furnished on behalf of Washington Real Estate Investment Trust (the “Company”) in response to your comment letter dated September 29, 2010. We have set forth below each of your comments followed by the Company’s response.

Please note that the Company has concurrently filed Amendment No. 1 to its Schedule TO-I addressing certain of the comments.

Schedule TO-I

Item 5. Past Contacts, Transactions, Negotiations and Agreements

1.	Please provide the disclosure in this Item and in Item 10(a)(3) and (4) in the document delivered to security holders.

The Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO-I has been amended to include these items.

As further explained in response to comment No. 2, the Company believes that its historical financial information (including the historical ratios of earnings to fixed charges) is not material to a decision by the note holders whether to tender their notes. However, because this historical financial information was previously provided in the Schedule TO, the Company amended the Offer to Purchase to also include this information in the Offer to Purchase.

Item 10. Financial Statements

2.	We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us why you have determined that the information required by Item 1010(b) is not applicable and why you have not provided the summary information required by Item 1010(c).

The Company believes that its historical and pro forma financial information are not material to a decision by the note holders whether to tender their notes. The Company incorporated its historical financial information into the Offer to Purchase because it was readily available and not based upon any view that this information might be material to a decision to tender.

The Company believes that these determinations are supported by the Company’s financial condition, including its current debt ratings and the rating agencies’ current determinations not to alter their ratings of the Company’s debt securities as a result of the tender offers and the public offering and sale of $250 million of senior notes. The determinations are also supported by the fact that the tender offers and the offering are principally refinancing transactions, reducing the principal amount of, and extending the maturity of a part of, the Company’s nearer-term debt maturities.

These determinations are further supported by the fact that on September 30, 2010 the Company completed the public offering and sale of $250 million of 4.95% senior notes due 2020. The stated use of proceeds for these senior notes includes the purchase of the notes subject to the tender offer. The terms of this debt offering are described in a prospectus supplement filed pursuant to Rule 424(b)(5) on September 24, 2010. Based upon the completion of this debt offering, the financing condition has been satisfied, and accordingly the Offer to Purchase has been amended to remove the financing condition.

Finally, based upon the immateriality of the historical and pro forma financial information to the decision to tender, the Company concluded that summary financial information would similarly be immaterial to a decision to tender.

Item 13. Information Required by Schedule 13E-3

3.	Please provide us your legal analysis supporting your conclusion that Rule 13e-3 is not applicable to this tender offer.

Rule 13e-3 is not applicable to the offer because the offer will not:

(i) cause any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or cause the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or

(ii) cause any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

There is currently one record holder of the convertible notes subject to the tender offer. The Company, relying in good faith upon the information provided by the record holder to the Company, understands that the record holder holds on behalf of 34 holders. Based upon this information, it is not possible for the offer to cause the notes to have less than 300 record holders as required by the first element of the test set forth in Rule 13e-3.

The convertible notes subject to the tender offer are not listed on a national securities exchange nor are they quoted on an inter-dealer quotation system of any registered national securities association. Accordingly, the offer will not cause the delisting of the notes from a national securities exchange nor the termination of quotation of the notes of any registered national securities association. The offer will not have any effect on the listing of the Company’s common shares nor will it have any effect on the Company’s status as a reporting company under the Securities Exchange Act.

Offer to Purchase

4.	We note that you attempt to incorporate by reference into the Offering Circular all filings under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

The Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO-I has been amended to remove any reference to “forward incorporation by reference.”

Forward-Looking Statements, page 5

5.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

The Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO-I has been amended to remove the referenced disclaimer.

Conditions of the Tender Offer, page 7

6.	We note that your offer is subject to a financing condition. It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Please advise of your intent in this regard.

As stated in response to comment No. 2, the offer has been amended to remove the financing condition. A press release to this effect was made on September 30, 2010, and the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO-I has been amended to reflect this change. More than five business days remain before the expiration of the offer.

7.	We refer to the first sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “regardless of the circumstances giving rise to any such condition, including any action or inaction by us” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise the disclosure.

The Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO-I has been amended to remove the referenced phrase.

8.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We hereby confirm on behalf of the Company its understanding that if a condition is triggered and the Company decides to proceed with the offer, such action would constitute a waiver of the triggered condition. If such waiver is material, the Company acknowledges that that it may be required to extend the offer and recirculate disclosure to the note holders.

9.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

We hereby confirm on behalf of the Company that if a condition is triggered by events that occur during the offer period, the Company would inform the note holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer period.

10.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.” Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

The Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO-I has been amended to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Withdrawal of Tenders, page 13

11.	Please revise your disclosure to describe the withdrawal rights set forth in Rule 13e-4(f)(2)(ii).

The Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO-I has been amended to describe the withdrawal rights set forth in Rule 13e-4(f)(2)(ii).

Exhibit (a)(3)

12.	Your disclaimer at the end of the press release (which appears to mistakenly refer to an earnings press release and presentation) defines forward-looking statements to be within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

We hereby confirm on behalf of the Company that it will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact me at (202) 857-6473 or Pat Garavito at (202) 828-3453.

Sincerely,

/s/ Jeffrey E. Jordan
Jeffrey E. Jordan

CC:  Thomas Morey, Esq.